Free Writing Prospectus No. T2400 filed pursuant to Rule 433 dated June 8, 2022 / Registration Statement No. 333-238458-02

Auto-Callable Securities due July 3, 2024 Based on the Performance of the S&P 500® Index

Principal at Risk Securities

The Auto-Callable Securities are unsecured notes issued by Credit Suisse AG

You should read the accompanying preliminary pricing supplement dated June 8, 2022, Underlying Supplement dated June 18, 2020, Product Supplement No. I–B dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.

KEY TERMS
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlying:	S&P 500® Index
Principal Amount:	$10 per security
Trade Date:	June 30, 2022
Settlement Date:	July 6, 2022
Valuation Date:	June 28, 2024
Maturity Date:	July 3, 2024
Redemption Amount:

If the securities have not been previously automatically redeemed, on the Maturity Date, for each $10 principal amount of securities you hold, you will receive a cash payment determined as follows:

•

If the Final Level is greater than or equal to the Initial Level, an amount calculated as follows:

$10 + Leveraged Upside Payment

•

If the Final Level is less than the Initial Level but greater than or equal to the Downside Threshold Level, $10

•

If the Final Level is less than the Downside Threshold Level, an amount calculated as follows:

$10 × Underlying Performance Factor

Under these circumstances, the Redemption Amount will be significantly less than the stated principal amount of $10, and will represent a loss of more than 25%, and possibly all, of your investment.

Automatic Redemption:	If a Call Event occurs on the Call Observation Date, the securities will be automatically redeemed on the Automatic Redemption Date and you will receive a cash payment equal to the principal amount of the securities you hold plus the Automatic Redemption Premium. No further payments will be made in respect of the securities following an Automatic Redemption. Any payment on the securities is subject to our ability to pay our obligations as they become due.
Call Event:	A Call Event will occur if, on the Call Observation Date, the closing level of the Underlying on the Call Observation Date is equal to or greater than the Call Level.
Call Level:	Expected to be 100% of the Initial Level.
Leveraged Upside Payment:	$10 x Leverage Factor x Underlying Percent Change
Underlying Percent Change:	Final Level – Initial Level Initial Level
Underlying Performance Factor:	Final Level Initial Level
Leverage Factor:	125%
Downside Threshold Level:	Expected to be approximately 75% of the Initial Level.
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
CUSIP / ISIN:	22552J765 / US22552J7651
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/0001053092/000095010322010265/ dp174868_424b2-t2400.htm

Call Observation Date	Automatic Redemption Date	Automatic Redemption Premium
July 7, 2023	July 13, 2023	$1.17

Hypothetical Redemption Amount At Maturity

The Securities Have Not Been Automatically Redeemed
Underlying Percent Change	Redemption Amount	Total Return on Securities
50%	$16.25	162.50%
40%	$15	150%
30%	$13.75	137.50%
20%	$12.50	125%
10%	$11.25	112.50%
0%	$10	0%
-10%	$10	0%
-20%	$10	0%
-25%	$10	0%
-26%	$7.40	-26%
-30%	$7	-30%
-40%	$6	-40%
-50%	$5	-50%
Credit Suisse currently estimates the value of each $10 principal amount of the securities on the Trade Date will be between $9.30 and $9.75 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in the accompanying pricing supplement.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the Underlying (including historical information relating to the Underlying), the terms of the securities and certain risks.

About Your Securities

The Auto-Callable Securities due July 3, 2024 based on the performance of the S&P 500® Index do not provide for the regular payment of interest or guarantee the return of any principal at maturity. The securities will be automatically redeemed if the closing level of the Underlying on the Call Observation Date is greater than or equal to the Call Level, and for each security you hold you will receive a cash payment equal to $10 plus the Automatic Redemption Premium.  No further payments will be made on the securities once they have been redeemed.  At maturity, if the securities have not previously been automatically redeemed and the Final Level is greater than or equal to the Initial Level, you will receive the principal amount plus a return reflecting 125% of the upside performance of the Underlying.  If the securities have not been automatically redeemed and the Final Level is less than the Initial Level but greater than or equal to the Downside Threshold Level, you will receive a Redemption Amount of $10 per $10 security. However, if the securities are not automatically redeemed prior to maturity and the Final Level is less than the Downside Threshold Level, meaning that the Underlying has depreciated by more than 25% from the Initial Level, the payment due at maturity per security will be significantly less than $10 by an amount that is proportionate to the full percentage decline in the level of the Underlying from the Initial Level to the Final Level. Under these circumstances, the Redemption Amount per security will be less than $7.50 could be zero. Accordingly, you may lose your entire initial investment in the securities.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced.  We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance.  In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated June 8, 2022, Underlying Supplement dated June 18, 2020, Product Supplement No. I–B dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

•	Underlying Supplement dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000095010320011950/dp130454_424b2-eus.htm

•	Product Supplement No. I–B dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000095010320011955/dp130588_424b2-ps1b.htm

•	Prospectus Supplement and Prospectus dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000110465920074474/tm2019510-8_424b2.htm

RISK FACTORS

This section describes the material risks relating to the securities.  For a complete list of risk factors, please see the accompanying preliminary pricing supplement, any accompanying product supplement, prospectus and prospectus supplement.  Investors should consult their financial and legal advisers as to the risks entailed by an investment in the securities and the appropriateness of the securities in light of their particular circumstances.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Relating to the Securities Generally

•	The securities do not guarantee the return of any principal
•	The securities are subject to the credit risk of Credit Suisse
•	Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms
•	The probability that the Final Level will be less than the Downside Threshold Level will depend on the volatility of the Underlying
•	The securities do not pay interest
•	Limited appreciation potential
•	The securities are subject to a potential Automatic Redemption, which exposes you to reinvestment risk
•	The U.S. federal tax consequences of an investment in the securities are unclear

Risks Relating to the Underlying

•	No ownership rights relating to the Underlying
•	Adjustments to the Underlying could adversely affect the value of the securities
•	Government regulatory action, including legislative acts and executive orders, could result in material changes to the Underlying and could negatively affect your return on the securities

Risks Relating to the Issuer

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

Risks Relating to Conflicts of Interest

•	We, any dealer or any of our or their respective affiliates may carry out hedging activities related to the securities, including in instruments related to the Underlying. Any of these hedging or trading activities could adversely affect our payment to you at maturity.
•	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the issuer for the offering of the securities, hedging our obligations under the securities and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the securities.

Risks Relating to the Estimated Value and Secondary Market Prices of the Securities

•	Unpredictable economic and market factors will affect the value of the securities
•	The estimated value of the securities on the Trade Date may be less than the Price to Public
•	The internal funding rate we use in structuring notes such as these securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market. If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.
•	The secondary market price of your securities at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models, the related inputs and other factors, including our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and deterioration or improvement in our creditworthiness.
•	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “United States Federal Tax Considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.